NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS
AND
INFORMATION CIRCULAR
TO BE HELD ON JUNE 8, 2017

DATED APRIL 24, 2017

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the “Meeting”) of shareholders of Taseko Mines Limited (the “Company”) will be held at the Metropolitan Hotel, located at 645 Howe Street, Vancouver, British Columbia on June 8, 2017 at 2:00 p.m., local time, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2016 and the related report of the auditor;

2.	to fix the number of directors of the Company at eight, see Election of Directors in the Information Circular;

3.	to elect directors of the Company for the ensuing year, see Election of Directors in the Information Circular;

4.	to appoint the auditor of the Company for the ensuing year, see Appointment of Auditor in the Information Circular;

5.

to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the Information Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay),” as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular; and

6.

to consider an advisory (non-binding) resolution on the Company’s approach to the payment of fees for services to a related service provider, as more particularly set out in the section of the Information Circular entitled “Advisory Resolution on the Company’s Approach to Related Service Providers (Say on Services),” as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2016, report of the auditor and related management discussion and analysis, as well as the Annual Information Form (the “annual financials”), will be made available at the Meeting and are available on SEDAR at www.sedar.com.

You are receiving this notification because Taseko Mines Limited has elected to use the notice-and-access model as such provisions are set out under National Instrument 51-102 and National Instrument 54-101 (“Notice-and-Access Provisions”) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (the “Proxy Materials”) online. Under Notice-and-Access, instead of receiving paper copies of the Company’s Information Circular, Shareholders will receive this Notice and a form of proxy. In the case of beneficial (non-registered) shareholders, they will receive this Notice and a voting instruction form (“VIF”). The form of proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the annual financials are posted on the Company’s website at https://www.tasekomines.com/investors.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on Tuesday, June 6, 2017 (the “Proxy Deadline”), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than May 23, 2017. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company. The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions, and will not include a paper copy of the Information Circular.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

All Registered Shareholders unable to attend the Meeting in person and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8t h Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 2:00 p.m., Pacific Time, on June 6, 2017.

If you hold your Common Shares in a brokerage account you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form (“VIF”) provided to them by their intermediary, in order to cast their vote, or in order to notify the Company if they plan to attend the Meeting Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form provided to them by their intermediary, and in the Information Circular, to ensure their Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account you are a non-registered shareholder. DATED at Vancouver, British Columbia, April 28, 2017.

BY ORDER OF THE BOARD

“Russell E. Hallbauer”

Russell E. Hallbauer
President and Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com

1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR

- i -

- ii -

1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
as at April 24, 2017 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 8, 2017 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to “the Company”, “Taseko”, “we” and “our” refer to Taseko Mines Limited. The “board of directors” or the “Board” means the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Taseko Shareholders” and “Shareholders” refer to shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “HDI” means Hunter Dickinson Inc., a private mining services company, providing technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies. “HDSI” means Hunter Dickinson Services Inc., a wholly-owned subsidiary of HDI. For additional information on HDI and HDSI see “Interest of Informed Persons in Material Transactions – About Hunter Dickinson Inc. and Hunter Dickinson Services Inc.” The Board has approved the contents and distribution of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist it in connection with the Company’s communications with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $35,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Notice of Meeting of its Shareholders, the information circular (the “Information Circular”) and form of Proxy forming the proxy-related materials (the “Proxy Materials”) using Notice-and-Access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for delivery to registered Shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for delivery to beneficial Shareholders (together “Notice-and-Access Provisions”).

Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. The Company may still choose to continue to deliver Proxy Materials by mail, and shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Information Circular, be mailed to them at the Company’s expense.

Use of Notice-and-Access Provisions reduces paper waste and the Company’s printing and mailing costs. Under Notice-and-Access Provisions the Company must send a notice and form of proxy (the “notice package”) to each Shareholder, including Registered and Beneficial Shareholders, indicating that the Proxy Materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of the Proxy Materials, including the Information Circular, from the Company. This Information Circular has been posted in full, together with the Notice of Annual General Meeting and the form of Proxy, on the Company’s website at https://www.tasekomines.com/investors and under the Company’s SEDAR profile at www.sedar.com.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on Tuesday, June 6, 2017 (the “Proxy Deadline”), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than May 23, 2017. Under Notice-and-Access Provisions Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period. To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to Shareholders. The requirements of the Notice of Meeting included with the Company’s notice package, and in which the Company must (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document: a form of Proxy in the case of registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

As the Company is a reporting issuer and has not previously used the procedures following the Notice-and-Access Provisions for delivery of its annual meeting materials, it was required to file a notification of the Meeting and Record Dates at least 25 days prior to the Record Date indicating its intent to use Notice-and Access Provisions. This filing was completed on March 30, 2017.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless such Shareholder specifically requests one.

All Shareholders may call 1-877-441-4533 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your Common Shares are held in physical (i.e. paper) form and actually registered in your name, then you are a Registered Shareholder. However, if like most shareholders you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder and the manner for voting is different for Registered and Beneficial Shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy as recommended by management of the Company. However, under NYSE MKT Exchange (“NYSE MKT”) rules, a broker who has not received specific voting instructions from the Beneficial Owner may not vote the shares in its discretion on behalf of such Beneficial Owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the Beneficial Owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

use the internet through Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions on Computershare’s website and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In any case the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Many shareholders are “beneficial” shareholders because the Common Shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered in the name of the shareholder’s broker or an Intermediary. The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company distributes copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the appropriate depository and intermediaries for onward distribution to Beneficial Shareholders. The Company does not send Meeting Materials directly to Beneficial Shareholders. Intermediaries are required to forward the Meeting Materials to all Beneficial Shareholders for whom they hold Shares unless such Beneficial Shareholders have waived the right to receive them. The Company has elected to pay for the delivery of Meeting Materials to objecting beneficial shareholders. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Shareholders.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy or voting instruction form (“VIF”) supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States.

Broadridge typically mails a scannable VIF instead of the form of proxy. Beneficial Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Taseko may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Taseko knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular. Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

These security holder materials are sent to both registered and beneficial owners of the securities of the Company.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCA”), as amended, all but one of its directors and its executive officers are residents of Canada, and substantially all of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at 1- 416-263-9524, or by mail or by hand delivery at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with revocation procedures set out above.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any binding matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE MKT. The Board has fixed April 24, 2017 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, there were 226,147,134 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

With the exception of the shareholders mentioned below, the directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as of the Record Date.

SailingStone

As of the Record Date, according to regulatory filings at www.sec.gov, SailingStone Capital Partners LLC (“SailingStone”) owned or controlled 22,692,872 Common Shares, which represent 10.4% of the outstanding Common Shares. On February 22, 2016, a Voting Support and Nomination Agreement (the “Agreement”), was entered into by and among certain reporting persons connected with SailingStone under the United States Securities and Exchange Commission rules (collectively that “SailingStone Parties”) and the Company. A copy of the Agreement was filed by the Company on SEDAR at www.sedar.com on February 26, 2016.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016, the related report of the auditor, and the annual management discussion and analysis and annual information form will be placed before the Meeting. The Company’s Annual Information Form is specifically incorporated by reference into, and forms an integral part of, this Information Circular. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1500 – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-800-667-2114. These documents have been filed and are available for review under the Company’s SEDAR profile at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. With respect to the election of directors, there are eight director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The size of the Board is currently set at eight as that was the number fixed at the 2015 annual shareholders meeting. It is intended that the number of directors to be elected by the shareholders remain at eight. Therefore the Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of persons to be elected to the Board at eight.

All of the eight director nominees are currently directors of Taseko and have agreed to stand for election. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

Majority Vote Policy

The Board has adopted a policy that if the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the TSX. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

The following table sets out the names of management’s eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date.

Advance Notice Provisions

As announced in the Company’s Information Circular dated May 6, 2013, which was SEDAR filed on May 10, 2013, the Board submitted amendments to the Articles of the Company to include advance notice provisions (the “Advance Notice Provisions”) for approval by the shareholders. A copy of the Advance Notice Provisions was included as Schedule “A” to the same Information Circular dated May 6, 2013. The amended Articles were ratified and approved by the Company’s shareholders at the Company’s annual general and special meeting held on June 6, 2013.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Company has not received notice of a nomination in compliance with the Company’s Articles, as amended June 6, 2013 and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

The following table sets out the names of the current members of the Board, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
William P. Armstrong Director British Columbia, Canada	Since May 2006	103,853(2)
Geoffrey A. Burns Director British Columbia, Canada	Since May 16, 2016	Nil(3)
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	3,677,605(4)
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	3,879,066(5)
Alexander G. Morrison Lead Director Colorado, USA	Since April 2011	33,800(6)
Richard A. Mundie Director British Columbia, Canada	Since January 2010	100,000(7)
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,290,795(8)

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Linda E. Thorstad Director British Columbia, Canada	Since August 2014	13,000(9)
Notes:
(1)

The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of April 28, 2016.

(2)

Mr. Armstrong also holds options to purchase 414,000 Common Shares and he holds 284,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see “Statement of Executive Compensation.”

(3)

Mr. Burns holds options to purchase 150,000 Common Shares and he holds 80,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see “Statement of Executive Compensation.”

(4)

Of these Common Shares, 2,934,400 Common Shares are held indirectly by Mr. Dickinson in an RRSP and 105,337 Common Shares are held in the name of United Mineral Services Ltd., a company over which Mr. Dickinson exercises control. Mr. Dickinson also holds options to purchase an aggregate of 414,000 Common Shares and he holds 284,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see “Statement of Executive Compensation.”

(5)

Of these Common Shares 963,118 are held indirectly by Mr. Hallbauer, as an aggregate of 350,494 Common Shares are held by affiliates of Mr. Hallbauer and an aggregate of 612,624 Common Shares are held by companies over which Mr. Hallbauer exercises control. Mr. Hallbauer also holds, in aggregate, options to purchase 1,937,800 Common Shares and he holds 683,229 performance share units, details of which are disclosed in the Incentive Plan Awards table under NEO Compensation, see “Statement of Executive Compensation.”

(6)

Mr. Morrison holds options to purchase 326,500 Common Shares and 337,962 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see “Statement of Executive Compensation.”

(7)

Mr. Mundie holds options to purchase 414,000 Common Shares and he holds 315,447 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see “Statement of Executive Compensation.”

(8)

Of these Common Shares, 163,600 Common Shares are held indirectly by Mr. Thiessen in an RRSP and 229,500 Common Shares are held by Mr. Thiessen, in trust, for an affiliate. Mr. Thiessen holds options to purchase 530,000 Common Shares and he holds 357,962 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see “Statement of Executive Compensation.”

(9)

Ms. Thorstad holds options to purchase 364,000 Common Shares and she holds 284,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see “Statement of Executive Compensation.”

Penalties, Sanctions and Orders

Except as disclosed below, within the last 10 years before the date of this Information Circular, no director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd. (“GBG”), a company for which Mr. Ronald W. Thiessen was at the time a director, filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Mr. Thiessen resigned.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

William P. Armstrong, P. Eng. – Director

Mr. Armstrong earned his Bachelors and Masters Degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlantic Gold Corporation	Director	September 2013	Present
Taseko Mines Limited	Director	May 2006	Present

Geoffrey A. Burns, B.Sc., M.B.A. – Director

Geoffrey Burns brings over thirty years of senior management experience in the mining industry to Taseko. He is currently the Chairman of Maverix Metals Inc. and until December 2015 was the President, CEO and a Director at Pan American Silver Corp. (“PASC”). During his 12 year tenure at PASC, the company increased its annual silver production from 7.5 million ounces to over 26 million ounces to become the second largest primary silver producer in the world. He has extensive experience throughout North and South America in mine operations and project development having participated in numerous mine construction projects from feasibility study into continuous operation. He has also led numerous capital market transactions including placements of equity, debt and convertible debt, and was instrumental in completing several cornerstone acquisitions for PASC. Mr. Burns holds a B.Sc. Major in Geology from McMaster University, and an MBA from York University.

Mr. Burns also served a two year term as President of the Silver Institute, a non-profit international association of producers, refiners, silversmiths and bullion suppliers dedicated to the development and uses of silver and silver products in the global marketplace.

Mr. Burns is, or within the past five years was, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Maverix Metals Inc.	Director and Chairman	January 2012	Present
Pan American Silver Corp.	Director	July 2003	December 2015
	President and CEO	May 2004	December 2015
Taseko Mines Limited	Director	May 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years and who was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. HDI, through HDSI, provides technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Curis Resources Ltd.	Director	November 2010	November 2012
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P. Eng. – Director, President and CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities. HDI, through HDSI, provides technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	November 2014
	Director	November 2010	November 2014
Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016
Taseko Mines Limited	President/CEO/Director	July 2005	Present

Alexander G. Morrison, CPA, CA – Lead Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the State of Colorado.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Lead Director	May 2010	Present
Pershing Gold Corporation	Director	November 2012	Present
Gold Resource Corporation	Director	March 2016	Present
Taseko Mines Limited	Lead Director	April 2011	Present

Richard A. Mundie, CPA, CA – Director

Mr. Mundie is a Chartered Professional Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Panoro Minerals Ltd.	Director	March 2010	September 2016
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CPA, CA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), and focuses on directing corporate development and financing activities. HDI, through HDSI, provides technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Detour Gold Corporation	Director	July 2006	May 2012
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Linda E. Thorstad – Director

Linda Thorstad is a registered professional geoscientist and has over 35 years of senior management experience in the mining industry. Her experience spans exploration and development companies as well as key roles with mid-tier producers. Ms. Thorstad served as the Director, Government and Community Relations and Permitting at Alamos Gold until April 30, 2015. Prior to Alamos, she was the President and Chief Executive Officer of Orsa Ventures until it was acquired by Alamos Gold in 2013. Additionally, she has been involved in two special government commissions focused on sustainability, land use, resource and environmental management. Ms. Thorstad is the past President of the Association of Professional Engineers and Geoscientists of British Columbia, a Founding Member of the Canadian Council of Professional Engineers (now Geoscientists Canada) and Honorary Fellow of Engineers Canada.

Ms. Thorstad is, or within the past five years was, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Orsa Ventures Corporation	Director	August 2008	September 2013
Taseko Mines Limited	Director	August 2014	Present

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company. KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Governance Manual”), most recently amended by the Board on February 29, 2016 and available on the Company’s website. The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Governance Manual has written charters for each of its four standing committees. Further, the Governance Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. The Governance Manual also provides director share ownership guidelines whereby an appropriate level of share ownership for each director represents a value which is equal to three times the base annual fees to be acquired over a period of not more than five years. A copy of the Governance Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director’s interest in, or other relationship with, the Company. The policies recommend that an exchange listed company’s board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The Company’s policies allow for retention of independent advisors for Board members when they consider it advisable.

Under the Company’s policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. Generally speaking, a director is considered independent if he or she is free from any employment, business or other relationship. Other possible material relationships include, for example, having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company’s current executive officers served at the same time on that entity’s compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board currently consists of eight directors of whom five have been determined by the Board to be “independent” directors. The “independent” directors are Richard A. Mundie, Alexander G. Morrison, William P. Armstrong, Linda E. Thorstad and Geoffrey A. Burns. The non-independent directors (and the reasons for that status) are Robert A. Dickinson (former Chairman of the Board and compensated advisor), Russell E. Hallbauer (President and Chief Executive Officer), and Ronald W. Thiessen (compensated Chairman of the Board).

Messrs. Dickinson, Thiessen and Hallbauer serve on boards of directors of other publicly traded companies associated with a private management company, HDI. Messrs. Hallbauer, Dickinson and Thiessen are also principals of HDI. HDI invoices Taseko for their executive services as well as other services, including geological, accounting and administrative services which do not exceed the fair market value of such services. Other than Mr. Hallbauer, none of the other directors of the Company is a full time employee.

The Articles of the Company and Section 122(3) of the BCA permit the Board to appoint additional directors between annual meetings, to a maximum of 1/3 of the number of directors elected at the last annual meeting.

The Board has established a Nominating and Governance Committee to formalize the process of ensuring the retention and recruitment of high caliber directors and proper director succession planning. The Committee consists of three independent directors: Linda E. Thorstad (Chair), Richard A. Mundie and Alexander G. Morrison. This Committee recommends to the Board the nominees for election as directors at the Meeting.

The Board meetings regularly include reviews of the effectiveness of senior management. The Board is of the view that its communication policy among senior management, Board members and shareholders who make enquiries is good. The Board has also established a practice of holding private meetings of the independent directors without non-independent directors and management present following regularly scheduled Board meetings. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2016. The Board expects and encourages independent directors to bring up issues and concerns that they may have. The Board has appointed Alexander G. Morrison, an independent director, as Lead Director, and as such Mr. Morrison’s mandate includes ensuring that the Board carries out its responsibilities effectively and independently from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies require that (i) the audit and risk committee of every board of directors must be composed only of independent directors, and the role of the audit and risk committee must be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the audit and risk committee have direct access to the company’s external auditor, and suggest that (iii) the compensation and nominating and governance committees of the board of directors of a listed company should be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors, and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the company’s approach to governance issues.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and an Environmental Health and Safety Committee. For information concerning the Audit and Risk Committee please see pages 78 to 80, and Appendix A, of the Company’s Annual Information Form filed under the Company’s SEDAR profile on March 16, 2017.

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company’s non-executive employee compensation plans. The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director’s pay for service on the Board and on other committees. The Compensation Committee is also responsible for the granting of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer. The Compensation Committee also recommends to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of Alexander G. Morrison (Chair), William P. Armstrong and Richard A. Mundie, all of whom are independent directors. During 2016, the committee met seven times. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation. Specifically:

  Mr. Morrison (Chair of the Compensation Committee) is a Chartered Professional Accountant with over 25 years of experience in the mining sector where he has held numerous senior executive positions with public companies, and is currently on the Compensation Committee for Detour Gold Corp.
  Mr. Armstrong has more than 45 years of mining operations experience.
  Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years.

See disclosure under “Election of Directors – Biographical Information” for relevant education and experience of members of the Compensation Committee.

The Compensation Committee charter is included in the Governance Manual, and is available for viewing at the Company’s website at www.tasekomines.com.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee (“NGC”) which consists of Linda E. Thorstad (Chair), Richard A. Mundie and Alexander G. Morrison. The NGC charter is included in the Governance Manual and is available for viewing at the Company’s website at www.tasekomines.com.

The NGC is given the responsibility of developing and making recommendations to the Board concerning the Company’s approach to corporate governance. The NGC also assists members of the Board in carrying out their duties, and reviews with the Board the rules and policies applicable to governance of the Company to ensure the Company remains in full compliance with proper governance practices and that the Governance Manual is routinely updated.

The nominating function of the NGC is to evaluate and recommend to the Board the size of the Board and certain persons as nominees for the position of director of the Company. However, the NGC does not set specific minimum qualifications for director positions. Instead, the NGC believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NGC considers each individual’s skills, the overall diversity needs of the Board (skills mix, age profiles, gender, and work and life experience) and independence and time availability. The NGC seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations as well as independence, financial expertise, public company experience, sound judgment and reputation.

Board Diversity

The NGC believes that a diverse Board offers depth of perspective and enhances Board operations. The NGC strives to identify the candidates with the ability to strengthen the Board. The NGC does not specifically define diversity, but considers diversity of experience, education, gender, and ethnicity as part of its overall annual evaluation of director nominees.

The Board appreciates that women have been under-represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. The Board does not establish specific quotas for any selection criteria, as the composition of the Board is based on numerous factors and selection is often a function of the “best available” candidate. The Board currently includes one female director.

The Company has not adopted an express policy specifically addressing gender diversity, nor has the Company set any numerical or timeline objectives for increasing gender diversity.

Due to the relatively smaller size of the Company amongst producing companies, the Board does not consider it necessary to implement a specific gender diversity policy at this time but the matter remains under review. Should a specific gender diversity policy be considered to be of increasing importance in the future, any policy adopted will be explained to shareholders and their input will be welcomed. Director Term Limits The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.

The Company’s code of ethics as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment. Under its code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace. The Company also has whistleblower policies to monitor these issues.

The Company also has formal procedures and whistleblower policies for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually by/or under supervision of the NGC, and those evaluations and assessments are then provided to the Board.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of William P. Armstrong (Chair), Linda E. Thorstad, Robert A. Dickinson and Geoffrey A. Burns. The Environmental, Health and Safety Committee charter is included in the Governance Manual and is available for viewing at the Company’s website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Committee of the Board remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairpersons of Board Committees.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $5 million must also receive approval of the plenary Board. The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the NGC has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole and is of the view that the Board operates in an effective and legally compliant manner. This function is carried out annually.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2016:

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee
William P. Armstrong(1)	8 of 8	1 of1	N/A	7 of7	1 of 1
Geoffrey A. Burns(1)(2)	2 of 3	2 of 2	N/A	N/A	1 of 1
Robert A. Dickinson	7 of 8	N/A	N/A	N/A	1 of 1
Russell E. Hallbauer	8 of 8	N/A	N/A	N/A	N/A
George Ireland(1)	1 of 2	1 of 1	N/A	N/A	N/A
Alexander G. Morrison	8 of 8	4 of 4	7 of 7	7 of 7	N/A
Richard A. Mundie	8 of 8	4 of 4	7 of 7	5 of 7	N/A
Ronald W. Thiessen	8 of 8	N/A	N/A	N/A	N/A
Linda E. Thorstad	8 of 8	N/A	7 of 7	N/A	1 of 1

Notes:
(1)

Mr. Ireland joined the Audit and Risk Committee on October 28, 2014 and resigned as a director on February 24, 2016. Mr. Armstrong replaced Mr. Ireland on the Audit and Risk Committee and until July 12, 2016 only one meeting of the Audit and Risk Committee was held. On July 12, 2016 Mr. Burns replaced Mr. Armstrong on the Audit and Risk Committee. Two meetings of the Audit and Risk Committee were held thereafter.

(2)	Mr. Burns was appointed to the Board on May 16, 2016. Three meetings of the Board were held thereafter.

Other Directorships

See “Biographical Information” under “Election of Directors” above in this Information Circular for details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted what it considers a “best practices” ethical conduct policy which is included in the Governance Manual and is available on the Company’s website. The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof. Each department head would ensure that the code of ethics is complied with within his or her department.

Shareholder Engagement

The Board of Directors believes that regular and constructive engagement between the Board and the Company’s shareholders on governance matters is of primary importance. Accordingly, the Board has adopted a Policy on Engagement with Shareholders on Governance Matters reflecting the foregoing, a copy of which is attached as Appendix 12 to the Manual and is available for viewing at the Company’s website at www.tasekomines.com.

Amendments to the Governance Manual

As part of its shareholder engagement efforts, in February 2016 the Company adopted amendments to its Governance Manual, available on the Company’s website, that provide for:

  A “Say on Pay” advisory vote at each annual meeting. See “Particulars of Matters to be Acted Upon – Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”;

  “Say on Services” advisory vote at each annual meeting, on HDI Fees (as defined below). See “Particulars of Matters to be Acted Upon – Advisory Resolution on the Company’s Approach to Related Service Providers (Say on Services)”; and

  A vote on acquisitions or dispositions by disinterested shareholders involving HDI and HDI related parties.

“Say on Pay” and “Say on Services” Polices

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation. The Board also believes that a similar advisory vote should extend to the Company’s approach to the payment of fees for services by HDI and a related service provider under any services agreement or equivalent. For purposes of this vote, HDI Service Providers (as defined below) includes HDI, and any director, officer, employee or affiliate of HDI, including HDSI, but excludes, to avoid double counting, any person whose remuneration is otherwise disclosed to shareholders as required under securities law policies relating to executive compensation. As noted above, HDI provides Taseko services through HDI’s wholly-owned subsidiary, HDSI.

The purpose of the Say on Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board’s compensation decisions. The purpose of the Say on Services advisory vote is to provide similar accountability in respect of Board decisions with respect to the fees paid to a HDI Service Providers. Both votes will be advisory votes and the directors will remain fully responsible for their compensation decisions as well as their decisions in respect of the HDI Fees, and will not be relieved of those responsibilities by a positive advisory vote.

A full copy of the Company’s Say on Pay Policy and Say on Services Policy is included in Appendix 11 to the Governance Manual, on the Company’s website at www.tasekomines.com.

See “Particulars of Matters to be Acted Upon” for more information on the Say on Pay and Say on Services Policies.

HDI Acquisition and Disposition Policy

In addition to the Company’s already robust procedures for the approval of any related party investments, the Board adopted further amendments to require a disinterested shareholder vote on any material acquisition or disposition of assets, rights or property by the Company from any HDI related person (including HDI, HDSI, and any director, officer, shareholder, employee or affiliate thereof, and including certain entities which currently have relationships with HDI). For the purposes of the policy, a transaction is considered material if the transaction, or any series of transaction, exceeds $500,000 in value or in which HDI related persons have a financial interest of greater than $500,000 in value.

STATEMENT OF EXECUTIVE COMPENSATION

Highlights

  Taseko’s compensation program is structured to be competitive within a peer group of similarly- sized mining companies but is also reflective of both the achievement of operational and financial objectives of the Company and the actual returns to Shareholders. Our compensation philosophy and compensation program elements deliver total compensation to our NEOs (as defined below) at a level commensurate with relative performance versus our peers.

  Implementation of our Performance Share Unit Plan, which only fully pays out if Taseko’s share price performance meets, or exceeds, that of our peer group and inclusion of Total Shareholder Return as a Key Performance Indicator in the Annual Performance Incentive Plan (“APIP”) is designed to more closely align NEO compensation with Shareholder returns.

  Base salary for all NEOs has been frozen for the past three years in light of industry conditions.

  Annual Performance Incentive (“API”) results reflect performance against pre-established operational and financial targets, but the Board has discretion to claw back earned bonus amounts, as it did for 2014 when earned API payments were reduced by 20% by the Board to reflect poor share price performance during the year despite above-target operational performance.

  The Compensation Committee can choose to deliver earned API amounts in Performance Share Units (“PSUs”) to further align NEO compensation with Shareholder fortunes. In early 2016, the Compensation Committee determined that 30% of earned API payments for 2015 performance, would be delivered by way of an equivalent value of PSUs, further aligning NEO pay with shareholder experience by tying this pay to share price performance and also helping to protect the financial condition of the Company by eliminating the cash otherwise payable under the APIP.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the executive compensation program and the compensation received under the program by the Named Executive Officers (“NEOs”) employed by the Company as of December 31, 2016:

  Mr. Russell E. Hallbauer – President and Chief Executive Officer (“CEO”)

  Mr. Stuart McDonald – Chief Financial Officer (“CFO”)

  Mr. John W. McManus – Chief Operating Officer (“COO”)

  Mr. Scott Jones – Vice President of Engineering (“VP Engineering”)

  Mr. Brian Battison - Vice President of Corporate Affairs (“VP Corporate Affairs”)

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company’s executive officers and directors; to review performance of the Company’s executive officers; to make recommendations on officer and director compensation to the Board; and to administer the Stock Option Plan and Performance Share Unit Plan. See “Committees of the Board of Directors – Compensation Committee” for more information about the role of the Compensation Committee.

The Compensation Committee follows a process where consideration is given to various inputs including current market data, performance results achieved against individual objectives for each executive officer and overall company performance. In recent years, the Compensation Committee has placed considerable emphasis on ensuring that total compensation and total shareholder returns are aligned within the context of a carefully selected peer group. If it is deemed appropriate, the Compensation Committee may also seek advice from independent consultants.

Based on these assessments and within the context of the Company’s compensation philosophy, the Compensation Committee will make its recommendation for compensation changes and awards for the executive officers to the Board for approval. These compensation recommendations reflect industry data and trends, the general economic outlook as well as the outlook for mining companies and will include input from the Company’s independent compensation advisor (see “External Advice” below).

Philosophy and Objectives

Our executive compensation program is designed to achieve the following objectives:

(a)	attract and retain talented, qualified and effective executives;

(b)	motivate short and long-term corporate and individual performance to enhance the sustainable profitability and growth; and

(c)	align the interests of executives with those of Shareholders.

As Taseko’s compensation philosophy is to ‘pay for performance’, the compensation program is structured to be competitive within a peer group of similarly-sized mining companies, with similar scope and complexity, to ensure that total compensation opportunity is sufficient to attract and retain qualified executives. While compensation opportunity is competitive, the Compensation Committee strives to ensure that the actual compensation paid (versus the compensation opportunity provided) is reflective of both the achievement of pre-determined operational and financial objectives of the Company and the actual returns to Shareholders, relative to similar investment opportunities in the market. Due to the large percentage of each NEO’s compensation package that is variable (or ‘at risk’) and contingent upon the achievement of various milestones that are linked to Shareholder value, actual compensation has generally reflected relative performance; however, the Compensation Committee (and the Board as a whole) has exercised its judgment and discretion to override payout formulas when required to ensure that NEO compensation reflects Shareholder experience.

External Advice

In each of fiscal 2015 and 2016, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to provide independent, third party compensation advice regarding appropriate compensation levels and practices for the company’s senior executive team (including the NEOs) and directors, the review and redesign of the API and the design of the Company’s Performance Share Unit Plan (described below). The following table discloses fees paid to Lane Caputo for such services:

Activity	2016	2015
Executive & Board Compensation Consulting Fees	$91,459	$64,462
All Other Fees	Nil	Nil
TOTAL FEES	$91,459	$64,462

Benchmarking

In order to benchmark the compensation arrangements of Taseko’s executive team, Lane Caputo develops a peer group of publicly-traded mining companies with similar operations and in similar stages of development (i.e. all with at least one producing mine and other projects in various stages of development). Special attention was paid to those companies mining base metals and who had their common shares listed on both the TSX and an American stock exchange. This peer group, (the “Compensation Peer Group”), is revisited from time to time by both Lane Caputo and the Compensation Committee, to ensure continued comparability to Taseko.

For the review of executive and director compensation completed for the Company by Lane Caputo in 2016, the Compensation Peer Group comprised the following 15 companies:

• Alamos Gold Inc.	• Endeavour Silver Corp.	• Primero Mining Corp.
• Argonaut Gold Inc.	• Hudbay Minerals Inc.	• Sherritt International Corp.
• Capstone Mining Corp.	• Imperial Metals Corp.	• Silver Standard Resources Inc.
• Copper Mountain Mining Corp.	• Kirkland Lake Gold Corp.	• Thompson Creek Metals Company Inc.
• Detour Gold Corp.	• North American Palladium Ltd.	• Timmins Gold Corp.

Taseko believes that these companies are appropriate for benchmarking executive compensation because Taseko competes with these companies for executive talent. However, these peers may not be appropriate for other purposes, such as comparing share price performance, given that Taseko’s share price is closely tied to the price of copper while many of these peers are tied to precious metals prices. In order to benchmark share price performance for the purposes of that component of the APIP that relates to Relative Total Shareholder Return (“RTSR”) and the vesting of the Company’s PSUs, the vesting of which is also linked to RTSR, Taseko utilizes a peer group of base metals producers against which the Company competes for investment dollars (the “Performance Peer Group”) - please see “Elements of Compensation” below for more information regarding the Performance Peer Group.

Elements of Compensation

The philosophy and objectives of the compensation program are delivered via the following elements of compensation.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with base salaries targeted at the median values of the competitive market with consideration also given to internal relativity and individual performance.

Annual Performance Incentive Plan

The executive officers of the Company have an opportunity to earn annual performance incentive compensation based on corporate and individual performance in the context of the overall performance of the Company. The APIP provides for cash payments when pre-determined corporate and individual objectives are met or exceeded. The following components were used in 2016 in determining the API payments for the Company’s NEOs based on a relative weighting formula as follows:

Executive Officer	2016 Maximum Incentive Payout (% of Salary)	WEIGHTINGS BY COMPONENT
		Corporate Goals	Individual Goals
Russell E. Hallbauer	100%	80%	20%
Stuart McDonald	40%	60%	40%
John W. McManus	75%	70%	30%
Scott Jones	40%	50%	50%
Brian Battison	40%	50%	50%

While the elements that comprise the corporate component are the same for each senior executive officer, the individual component contains elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer.

The maximum incentive payouts for each NEO are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. Payments that are ultimately awarded to the NEOs under the API will, from time to time, involve the Board’s application of discretion. Application of discretion by the Board will consider mitigating factors in the determination of bonuses given some factors evolve and will not have been addressed in the performance goals established near the beginning of the fiscal year. The Board believes that potentially important aspects of executive and Company performance are not always strictly quantifiable. For example, events or conditions may occur or arise after performance goals have been established that require the executives to focus on different strategic objectives.

Long-term Incentives

The Company’s long term incentives are comprised of two separate plans: the Share Option Plan (“Option Plan”); and the Performance Share Unit Plan (“PSU Plan”). The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and Shareholders in the creation of long-term shareholder value. This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko’s share price from the price at the date of grant, no value will accrue to the options held by executives.

The PSU Plan is designed to further strengthen the linkage of NEO compensation to Shareholder value creation. Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria. For 2016, PSUs vest to executives on the third anniversary of the date of grant according to Taseko’s RTSR against a peer group of base metals producers that the Company competes with for investment dollars (the “Performance Peer Group”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at or above 90th percentile	250%
Above Target	RTSR at 75th percentile	175%
Target	RTSR at 50th percentile	100%
Below Threshold	RTSR below 25th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above.

The Performance Peer Group is comprised of the following companies:

• Amerigo Resources Ltd;	• Hudbay Minerals Ltd.	• Teck Resources Ltd.
• Capstone Mining Corp.	• Imperial Metals Corp.	• Thompson Creek Metals Company Inc.
• Copper Mountain Mining Corp.	• Lundin Mining Corp.	• Turquoise Hill Resources Ltd.
• First Quantum Minerals Ltd.	• Sherritt International Corp.

In determining the number of Options and PSUs to grant each year, the Board will consider the impact on Shareholders, peer group and market data relating to the appropriate level of participation, mining sector economic conditions/outlook and the performance of Taseko relative to a number of factors.

2016 Annual Performance Incentive Plan

In 2016, the Compensation Committee and the Board, with input from the NEOs, set Corporate and Individual goals for the NEOs under the API. Some of the Individual goals for each NEO necessarily related to the Company’s development initiatives. The Board was of the opinion that although the achievement of many of these goals will not immediately contribute to near term financial or operating performance or the regulatory approval of the project to which they relate, all are critical milestones in the continued development of the projects in question and should form part of the API metrics for 2016.

The following table provides an overview of the 2016 corporate goals, versus actual performance, for the purposes of the API:

Metric	Measurement	2016 Budget	2016 Actual	Weighting
Operational	Annual copper production vs. budget (lbs)	133 million lbs	129 million lbs	30%
Financial	All-in sustaining costs vs. budget (normalized for Forex)	$1.93/lb	$1.85/lb	30%
Corporate Social Responsibility	Annual safety performance (LTA frequency)	4.0	2.0	15%
	Spills and non-Compliant Environmental Events	15	2	15%
Shareholder	Relative Total Shareholder Return(1)	50th Percentile	70th Percentile	10%

Note:
(1)	Relative to Performance Peer Group.

The following tables provide an overview of the Individual performance goals for each NEO for the 2016 fiscal year. All goals had target and threshold completion dates within the 2016 calendar year which were then used in part by the Compensation Committee to determine the level of achievement of each goal.

Russell E. Hallbauer President & Chief Executive Officer

As CEO, Mr. Hallbauer is responsible for our overall executive leadership and together with the Board develops the Company’s strategic plan and implements it. This includes overall responsibility for operating and growing the business while managing risk to create long-term sustainable shareholder value.

Measurement		Weighting
•	Advance accretive initiatives in the context of the capital markets and balance sheet constraints	33.3%
•	Oversee final offer arbitration with railway	33.3%
•	Develop overall strategy on land issues with respect to Nenqay Deni Accord and effect on Gibraltar	33.3%

Stuart McDonald Chief Financial Officer

As CFO, Mr. McDonald is responsible for periodic financial reporting, maintenance of internal controls, managing the financial risks of the Company, financial planning and forecasting and record keeping.

Measurement		Weighting
•	Refinance the Red Kite loan maturing in May 2016	25%
•	Minimize working capital reductions by managing receivables, inventories and deferring liabilities	25%
•	Replace reclamation deposit with new form of security	25%
•	Develop short term forecasts to ensure appropriate cash balances are maintained and debt covenants complied with	25%

John W. McManus Chief Operating Officer

As COO, Mr. McManus is responsible for all activities relating to the operation of the Company’s Gibraltar Mine and other projects. These responsibilities include engineering and technical services, project management, construction, field operations, and procurement. Contributes key area expertise in the evaluation of the Company’s growth initiatives.

Measurement		Weighting
•	Negotiate new CBA Agreement for Gibraltar	33.3%
•	Obtain permits for Florence	33.3%
•	Negotiate new long term Rail Agreement	33.3%

Scott Jones Vice President, Engineering	Mr. Jones is responsible for the direction and planning of the Company’s engineering design and processes in new mine development, expansions and acquisitions.
Measurement		Weighting
•	Prepare for initiation of the EA on Aley dependent on Company finances	25%
•	Establish corporate oversight review of Company reserves	25%
•	Rail logistics review and recommendation	25%
•	Port infrastructure review for long term Port access	25%

Brian Battison Vice President, Corporate Affairs

Mr. Battison is responsible for government and community relations, public communications, policy development and planning. He also involved in Federal and Provincial environmental assessment processes.

Measurement		Weighting
•	Ensure significant public support at ADEQ public meetings in Florence	25%
•	Defend New Prosperity from implication of Nenqay Deni Accord	25%
•	Begin discussions with the Haida on Harmony	25%
•	Support ongoing community initiatives in the Cariboo related to Gibraltar and New Prosperity	25%

Board Discretion on Compensation

The Compensation Committee, and the Board as a whole, strives to ensure that the total compensation of the Company’s NEOs is aligned to the experiences of Shareholders. The Compensation Committee and the Board retain the ability to exercise discretion over the API payments received by the Company’s NEOs to ensure than API payments and resulting total compensation, reflect total returns to Shareholders in the year. For the 2014 year, subsequent to the calculation of earned performance incentive amounts, the Board elected to exercise its discretion and reduced the calculated incentive payments by 20% for each executive officer to reflect both the current economic environment in the mining sector and Taseko’s share price performance in 2014. The Board exercised its discretion again for the 2015 year by requiring that a portion of the API payment otherwise payable for 2015 performance be placed further at risk by deferring such payments into PSUs to further align executives’ compensation with the experience of Shareholders and also helping to protect the financial condition of the company by eliminating this portion of the cash API award otherwise payable under the API.

For 2016, performance incentive calculations under the APIP resulted in individual NEO performance scores ranging from 117% - 133% of target. With the strong operational and share price performance of the Company in 2016, coupled with a material improvement in financial position, the Board did not feel a need to exercise discretion or bonus deferral in respect of the earned 2016 API payments.

Risk & Hedging Policy

The Compensation Committee considers whether the Company’s compensation policies encourage risk taking by the Company. During 2016, the Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any executive officer (or individual at a principal business unit or division) to take inappropriate or excessive risks. Additionally, the Compensation Committee concluded that there were no risks from the Company’s compensation policies and practices that were reasonably likely to have a materially adverse effect on the Company.

There is a restriction on officers and directors regarding the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of both stock options granted as compensation or equity securities held, directly or indirectly, by the officer or director. To the Company’s knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2016.

Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment, for $100 invested in Common Shares of the Company on the TSX for the past five years versus the cumulative total shareholder return for the S&P Metals and Mining Select Industry Index and the S&P/TSX Global Base Metals Index.

Executive Compensation Alignment with Shareholder Value

The Company’s compensation strategy is designed to pay for performance and includes the following philosophical concepts:

  base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;

  the payment of annual performance incentive is based on the achievement of operational objectives that are intended to drive overall Company performance; and

  the number and value of stock options and PSUs awarded to our NEOs are based on market competitive levels for such awards. The value realized from these equity-based incentives is entirely dependent on Taseko’s share price performance, creating alignment between NEO compensation and shareholder experience.

As the payment of salary and annual incentive awards are not typically linked to share price performance, we do not expect there to be a direct correlation between total shareholder return and total cash (salary + annual incentive) compensation in a given period. The value of stock options and PSUs, however, are directly linked to total shareholder return and are designed to constitute a significant portion of our NEOs’ total compensation. As can be seen from the graph below, the actual realizable value of the equity-based incentives granted to our NEOs from 2012 to 2014 is currently zero; in keeping with the decline in the Company’s share price during that time period. Taseko’s strong share price performance in 2016 (at the 75th percentile versus the Compensation Peer Group) has lifted the realizable value of our NEOs’ stock options and PSUs near the grant value for 2015 awards and above grant value for 2016 awards, in alignment with our shareholders’ experience since 2015.

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Compensation of NEOs Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended December 31, 2016, 2015 and 2014.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation		Pension value (2) ($)	All Other Compensation(3) ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plans ($)
Russell E. Hallbauer CEO	2016	625,000	49,465	45,916	806,250	Nil	315,522	Nil	1,842,153
	2015	625,000	96,900	111,524	674,875(4)	Nil	343,857	Nil	1,852,156
	2014	625,000	Nil	844,989	445,523	Nil	343,857	Nil	2,259,369
Stuart McDonald CFO	2016	284,800	27,206	25,333	142,400	Nil	54,000	Nil	533,739
	2015	284,800	53,295	61,530	123,444(4)	Nil	54,000	Nil	577,069
	2014	254,800	Nil	292,930	77,222	Nil	13,500	Nil	638,452
John W. McManus COO	2016	400,000	29,679	27,444	399,000	Nil	128,123	Nil	984,246
	2015	400,000	58,140	66,658	353,760(4)	Nil	128,123	Nil	1,006,681
	2014	400,000	Nil	529,526	218,902	Nil	128,123	Nil	1,276,551
Scott Jones VP Engineering	2016	266,500	17,313	16,361	124,700	Nil	115,185	Nil	540,059
	2015	266,500	33,915	39,738	106,920 (4)	Nil	115,185	Nil	562,258
	2014	266,500	Nil	309,829	80,768	Nil	115,185	Nil	772,282
Brian Battison VP Corporate Affairs	2016	261,170	17,313	16,361	135,000	Nil	82,160	Nil	512,004
	2015	261,170	33,915	39,738	98,251(4)	Nil	82,160	Nil	515,234
	2014	261,170	Nil	309,829	79,153	Nil	82,160	Nil	732,312

Notes:
(1)

For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (4.5 years), expected forfeiture rate (0%), expected volatility of the Company’s common share price (52.5%), expected dividend yield (0%), and risk-free interest rate (0.6%).

(2)

The amounts reported reflect the Company’s contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McManus, McDonald, Battison and Jones. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of the plan.

(3)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(4)

All NEOs have received 30% of annual incentive plan payments payable for performance in 2015 in the form of PSUs to increase alignment with Shareholders by placing a portion of these earned payments at risk, with the ultimate value dependent upon Taseko’s share price in 18 months.

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Incentive Plan Awards – Option-Based and Share-Based Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2016, for each NEO:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share based awards not paid out or distributed (2) ($)
Russell E. Hallbauer, CEO	350,000	2.94	31/12/2017	Nil	403,229	467,746
	350,000	2.65	03/01/2017	Nil	100,000	116,000
	750,000	2.27	10/01/2019	Nil	30,000	34,800	Nil
	261,000	0.98	22/05/2020	46,980
	261,000	0.38	20/01/2021	203,580
Stuart McDonald, CFO	260,000	2.27	10/01/2019	Nil	256,494	297,533
	100,000	2.02	12/07/2018	Nil	55,000	63,800	Nil
	144,000	0.98	22/05/2020	25,920	16,500	19,140
	144,000	0.38	20/01/2021	112,320
John W. McManus, COO	225,000	2.94	31/12/2017	Nil	221,223	256,619
	225,000	2.65	03/01/2017	Nil	60,000	69,600
	470,000	2.27	10/01/2019	Nil	18,000	20,880	Nil
	156,000	0.98	22/05/2020	28,080
	156,000	0.38	20/01/2021	121,680
Scott Jones, VP Engineering	150,000	2.94	31/12/2017	Nil	88,787	102,993
	150,000	2.65	03/01/2017	Nil	35,000	40,600
	275,000	2.27	10/01/2019	Nil	10,500	12,180	Nil
	93,000	0.98	22/05/2020	16,740
	93,000	0.38	20/01/2021	72,540
Brian Battison, VP Corporate Affairs	150,000	2.94	31/12/2017	Nil	85,278	98,922
	150,000	2.65	03/01/2017	Nil	35,000	40,600
	275,000	2.27	10/01/2019	Nil	10,500	12,180	Nil
	93,000	0.98	22/05/2020	16,740
	93,000	0.38	20/01/2021	72,540

Notes:
(1)

Calculated based on the closing price of the Common Shares at December 31, 2016 multiplied by the number of notional Common Shares underlying such Awards. For Performance Awards, calculated based on the closing price of the Common Shares at December 31, 2016 multiplied by the number of notional Common Shares underlying such Awards assuming a payout multiplier of 1.0.

(2)	All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan values vested (or earned) during the twelve months ended December 31, 2016, for each NEO:

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Russell E. Hallbauer	59,160	Nil	806,250
Stuart McDonald	32,640	Nil	142,400
John W. McManus	35,360	Nil	399,000
Scott Jones	21,080	Nil	124,700
Brian Battison	21,080	Nil	135,000

Notes:
(1)	These amounts reflect the aggregate dollar value that would have been realized if all stock options that vested in 2016 were exercised on the applicable vesting date.
(2)	These amounts are API awards paid for performance in 2016.

Pension Plan Benefits

The Company has established retirement compensation arrangements to provide benefits to Messrs. Hallbauer, McDonald, McManus, Jones and Battison on or after retirement as a means of facilitating a long-term commitment to the Company by each NEO, thereby ensuring a consistent senior technical team to drive the Company’s projects forward. The Taseko Mines RCA Trusts (“RCA Trusts”) are registered defined contribution pension plans under the Income Tax Act (Canada). The assets in the RCA Trusts are invested in accordance with the individual participants’ election from the investment options offered by the RCA Trusts. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under his RCA Trust.

The following table sets forth the accumulated equity inside the defined contribution pension plan within the RCA Trusts, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2016 ($)	Compensatory(1) ($)	Accumulated value at December 31, 2016(2) ($)
Russell E. Hallbauer	1,463,785	343,857	1,887,623
Stuart McDonald	71,324	54,000	121,453
John W. McManus	730,388	128,123	919,002
Scott Jones	693,808	115,185	859,337
Brian Battison	545,555	82,160	646,738

Notes:
(1)

The amounts reported reflect the Company’s contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McDonald, McManus, Jones and Battison. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of the plan.

(2)

Year-end accumulated value can be considerably less than starting value + compensatory deposits as year-end accumulated value reflects penalties and surrender charges for early plan withdrawal (i.e. at December 31, 2016).

Termination and Change in Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

(a)	In the event of termination by the Company without cause, the CEO will receive a lump sum payment calculated as:

	o	the monthly rate of the CEO’s base salary multiplied by the CEO’s Notice Period (18 months), plus

o

an amount equal to the bonus the CEO would have earned during the Notice Period (or the amount paid for the immediately preceding year if an amount for the year in question has yet to be determined), plus

	o	stock options will immediately vest and may be extended past expiry of employment for up to three years (but not past the expiry of the original option term), plus

	o	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

The NEOs (other than the CEO) will receive a lump sum payment calculated as:

o	the monthly rate of the NEO’s base salary multiplied by the NEO’s Notice Period (9 months), plus

o	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date

(b)	If a termination without cause or a resignation occurs within 12 months following a change of control (as defined under the employment agreements but which are considered customary):

o	The CEO, CFO and COO will receive an amount equal to:

	•	the monthly rate of the executive’s base salary multiplied by the executive’s Notice Period (24 months), plus

	•	the monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by their respective Notice Period (24 months).

o	The remaining NEOs (other than CEO, CFO and COO) will receive an amount equal to:

	•	the monthly rate of the executives’ base salary multiplied by the executives’ Notice Period (24 months), plus

	•	the equivalent of the most recently earned and paid or payable annual bonus.

o

Additionally, in the event of a change in control, all of the NEOs’ outstanding options will immediately vest and may be extended past expiry of employment for up to three years (but not past the expiry of the original option term).

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2016, are as follows:

NEO		Termination Without Cause ($)	Change of Control ($)
Russell E. Hallbauer	Salary	937,500	1,250,000
	Annual Incentive Plan	1,012,313	1,349,750
	Share-based Awards	N/A	618,546
	Option-based Awards	234,900(2)	234,900(2)
Stuart McDonald	Salary	213,600	569,600
	Annual Incentive Plan(1)	N/A	246,888
	Share-based Awards	N/A	380,473
	Option-based Awards	N/A	129,600(2)
John W. McManus	Salary	300,000	800,000
	Annual Incentive Plan(1)	N/A	707,520
	Share-based Awards	N/A	347,099
	Option-based Awards	N/A	140,400(2)
Scott Jones	Salary	199,875	533,000
	Annual Incentive Plan(1)	N/A	213,840
	Share-based Awards	N/A	155,733
	Option-based Awards	N/A	83,700(2)
Brian Battison	Salary	195,878	522,340
	Annual Incentive Plan(1)	N/A	196,504
	Share-based Awards	N/A	151,702
	Option-based Awards	N/A	83,700(2)

Notes:
(1)	Other than amounts which are fully earned and payable as at the date of termination.
(2)	All unvested options fully vest.

In addition to the foregoing, the terms of the RCA Trusts state that, in the event that a NEO is terminated by the Company without cause or resigns, including after a change of control, and the NEO in question is not fully vested in the RCA Trust, a NEO is entitled to receive a proportionate amount of the accumulated value of his RCA Trust depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trusts. Under the terms of the relevant RCA Trust agreements, in the event of a change of control the Company is required to make all remaining employee contributions under the RCA Trusts.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with the non-employee directors (i.e. all directors other than Mr. Hallbauer). Mr. Hallbauer does not receive additional compensation for serving as a director.

Philosophy and Objectives
The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board’s mandate and enhance the sustainable profitability and growth of the Company. Like the philosophy adopted for executive compensation, the total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile) for above average share price performance.

Alignment with Shareholders
In order to appropriately align the interests of members of the Board with those of the Company’s shareholders, the Board has adopted share ownership guidelines as set out in the Company’s Governance Manual, a copy of which is available on the Company’s website (www.tasekomines.com). The Governance Manual provides that an appropriate level of stock ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years.

Benchmarking
From time to time, the Compensation Committee reviews the compensation arrangements for the Company’s independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines. To that end, in 2014, and again in 2016, the Compensation Committee engaged Lane Caputo to provide an assessment of director compensation at the Company, including the benchmarking of director compensation practices against the same peer group used to benchmark executive compensation practices (see “Statement of Executive Compensation – Compensation Discussion and Analysis” for more information). Other than the changes noted below, the Compensation Committee decided to continue to freeze director cash compensation levels, which have remained unchanged since 2014

Current Compensation Arrangements
For 2016, cash compensation for the Company’s independent directors has remained unchanged from the prior year, other than a small increase to the Lead Director retainer. 2016 cash compensation was as follows: an annual director’s fee of $65,000, plus an additional fee of $20,000 (which was increased to $32,500 effective January, 2017) for the Lead Director (Independent), $20,000 for the Audit and Risk Committee Chairperson, $15,000 for the Compensation Committee Chairperson, and $10,000 for other Committee Chairpersons. These directors also received a fee of $1,500 for each meeting attended.

In 2013 Company adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors. Each non-employee director of the Company (i.e. all directors other than Mr. Hallbauer) is eligible to receive an annual grant of $50,000 in stock options and $100,000 in DSUs. At this time the Board intends to continue to use a combination of stock options and DSUs for director long term incentive compensation with the annual value of stock options awarded to any one director not to exceed $100,000 and the combined annual value not to exceed $150,000.

Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2016.

Name of Director	Fees earned(1) ($)	Share-based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compen- sation ($)	Total ($)
William P. Armstrong(4)	105,000	38,760	23,222	Nil	Nil	Nil	166,982
Geoffrey Alan Burns (5)	48,125	Nil	Nil	Nil	Nil	Nil	48,125
Robert A. Dickinson(6)	61,000	38,760	23,222	Nil	Nil	Nil	122,982
Alexander G. Morrison (7)	277,313	38,760	23,222	Nil	Nil	Nil	339,295
Richard A. Mundie(8)	235,751	38,760	23,222	Nil	Nil	Nil	297,733
Ronald W. Thiessen(6)	215,000	38,760	29,027	Nil	Nil	Nil	282,787
George Ireland (9)	116,560	38,760	23,222	Nil	Nil	Nil	178,542
Linda E. Thorstad(10)	249,423	38,760	23,222	Nil	Nil	Nil	311,405

Notes:
(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.
(2)	The dollar amount based on the grant date fair value of the award for a covered financial year, received in deferred share units or an equivalent cash payment in lieu thereof.
(3)

For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (4.5 years), expected forfeiture rate (0%), expected volatility of the Company’s common share price (52.5%), expected dividend yield (0%), and risk-free interest rate (0.6%).

(4)	Environmental, Health and Safety Committee Chair.
(5)	Mr. Burns was appointed as a director of the Company on May 16, 2016 and was subsequently elected as a director at the Company’s annual general meeting held on July 12, 2016.
(6)	Fees for Messrs. Dickinson and Thiessen are paid by HDSI and invoiced to the Company.
(7)	Compensation Committee Chair.
(8)	Audit and Risk Committee Chair.
(9)	Mr. Ireland ceased to be a director on February 24, 2016.
(10)	Nominating and Governance Committee Chair.

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The following table sets out all option-based awards outstanding as at December 31, 2016, for each non-employee director.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m - d - y)	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed(3) ($)
William P. Armstrong	100,000 100,000 132,000 132,000	2.65 2.27 0.98 0.38	01/03/2017 01/10/2019 05/22/2020 01/20/2021	Nil Nil 23,760 102,960	204,000	Nil	236,640
Robert A. Dickinson	100,000 100,000 132,000 132,000	2.65 2.27 0.98 0.38	01/03/2017 01/10/2019 05/22/2020 01/20/2021	Nil Nil 23,760 102,960	204,000	Nil	236,640
Richard A. Mundie	100,000 100,000 132,000 132,000	2.65 2.27 0.98 0.38	01/03/2017 01/10/2019 05/22/2020 01/20/2021	Nil Nil 23,760 102,960	235,447	Nil	273,119
Alexander G. Morrison	100,000 132,000 132,000	2.65 0.98 0.38	01/03/2017 05/22/2020 01/20/2021	Nil 23,760 102,960	237,962	Nil	276,036
Ronald W. Thiessen	125,000 125,000 165,000 165,000	2.65 2.27 0.98 0.38	01/03/2017 01/10/2019 05/22/2020 01/20/2021	Nil Nil 29,700 128,700	237,962	Nil	276,036
George Ireland	50,000 132,000 132,000	2.27 0.98 0.38	24/08/2017 24/08/2017 24/08/2017	Nil 23,760 102,960	Nil	Nil	-
Linda E. Thorstad	50,000 132,000 132,000	2.27 0.98 0.38	09/15/2019 05/22/2020 01/20/2021	Nil 23,760 102,960	204,000	Nil	236,640

Notes:
(1)	Calculated based on the difference between the closing price of the Common Shares at December 31, 2016 on the TSX and the exercise price of the Options.
(2)	All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Company.
(3)	Calculated based on the number of DSUs held at December 31, 2016 multiplied by the price per Common Share on the TSX on December 31, 2016.

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2016, for each non-employee director.

Name	Option-based awards – Value vested during the year(1) ($)	Share- based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William P. Armstrong	29,920	38,760	Nil
Geoffrey Alan Burns	Nil	Nil	Nil
Robert A. Dickinson	29,920	38,760	Nil
Alexander G. Morrison	29,920	38,760	Nil
Richard A. Mundie	29,920	38,760	Nil

Name	Option-based awards – Value vested during the year(1) ($)	Share- based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald W. Thiessen	37,400	38,760	Nil
George Ireland	44,880	38,760	Nil
Linda E. Thorstad	29,920	38,760	Nil

Note:
(1)	These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2016 were exercised on the applicable vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As described above, in order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the Board adopted the Option Plan, as well as the PSU Plan. Both the Option Plan and the PSU Plan were approved by the shareholders at the Company’s annual general meeting held June 11, 2015. The Company is required by TSX Policies to seek shareholder approval to ratify any material amendments to the Option Plan and approve its continuation every three years by ordinary resolution. The Option Plan will be due for ratification and approval at the annual general meeting of the Company to be held in 2018.

The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promote greater alignment of interests between executives and shareholders in the creation of long-term shareholder value. This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko’s Common Share price from the price at the date of grant of options, no value will accrue to the options held by executives.

The PSU Plan is designed to further strengthen the linkage of Named Executive Officer compensation to shareholder value creation. Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria.

The Company has adopted a DSU Plan for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

Under the Option Plan, a maximum of 9.5% of the issued and outstanding Common Shares of the Company may be reserved for issuance. Options up to this limit may be granted at the discretion of the Board, or the Compensation Committee, to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan because as options are exercised, the base of outstanding issued Common Shares on which the 9.5% applies increases.

At the date of this Information Circular, there were options to purchase an aggregate of 11,438,000 Common Shares outstanding, and together with 1,323,371 outstanding DSUs and 1,706,792 outstanding PSUs represented outstanding share based compensation grants totaling, upon exercise, 14,468,163 Common Shares, being approximately 6.4% of the issued and outstanding Common Shares. As required by the TSX, the total number of Common Shares available for exercise of securities issued under all share based compensation arrangements at any one time may not exceed 9.5% of the total number of issued and outstanding Common Shares.

The Board is of the view that together the share based compensation plans provide the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The Compensation Committee approves base salaries, annual cash incentives and all share-based compensation including PSUs, DSUs and option grants to executive officers. Options are granted at other times of the year to individuals commencing employment with the Company. The option exercise price is the market price at the grant date in accordance with TSX policies.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the Company’s financial year end of December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Share Option Plan	11,941,500	$1.74	5,409,654
Performance Share Unit Plan	1,706,792	N/A	696,061
Deferred Share Unit Plan	1,323,371	N/A	N/A
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	14,971,663	$1.74	6,105,715

Note:
(1)

The maximum number of PSUs outstanding from time to time under the PSU Plan shall not exceed 3% of the number of outstanding Common Shares. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements at any time may not exceed 9.5% of the number of outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2016, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

HDSI is a private company which is owned privately by persons which include Taseko directors Messrs. Hallbauer, Thiessen, and Dickinson. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on fair market value basis pursuant to an agreement dated July 2, 2010. Details with respect to fees paid by Taseko to HDSI are set forth below.

About Hunter Dickinson Inc. and Hunter Dickinson Services Inc.

HDI is a private company started in the late 1980s by Robert A. Dickinson and his partner, the late Bob Hunter. They recruited top mining talent in the fields of geology, engineering, law, accounting and administration. The objective was for these professional services to be pooled and costs shared amongst several mining companies on a pay-as-used basis, thus lowering overall costs for HDI’s customers. HDI has provided project generation and development services to a score of junior resource issuers.

Over the years, ownership and management has changed and currently Russell E. Hallbauer, Ronald W. Thiessen, and Robert A. Dickinson (and their families) collectively own approximately half of HDI. Most of HDI’s senior staff has over 20 years’ experience in the natural resources industry. HDI’s employees and subcontractors include:

  geologists (exploration, project managers, resource modelling, technical reporting and compliance);

  professional mining engineers;

  financial and legal professionals (financial and risk management, corporate finance, tax, project finance);

  environmental scientists;

  public and governmental relations professionals; and

  other support staff.

HDI does not take ownership positions in publicly traded companies but provides services to seven publicly traded companies that are related because they have directors in common with HDI. Using a related party for cost-saving services is a common practice in the Canadian mining industry. HDI also provides services to numerous private companies.

The HDI Services Advantage: Flexible and Competitive

For Taseko, HDI provides quality and cost effective services that Taseko needs, like geology, engineering, and legal services. It is far less expensive to use HDI for these services on a flexible, as needed basis than to employ full time in-house staff in each of these and other areas. If Taseko replaced HDI with a group of other service providers, costs would increase significantly. Taseko publicly filed the agreement with HDI at www.sedar.com in 2010.

Taseko is not required to use HDI for any services and its agreement with HDI can be cancelled by either party on 30-days notice. Taseko chooses to use HDI’s services at its discretion for its service quality, experience and competitive rates, typically lower than other third party suppliers. Taseko benefits from HDI’s familiarity with Taseko’s corporate culture and assets – a significant advantage that saves time and money.

HDI provides Taseko services through HDI’s wholly-owned subsidiary (HDSI).

Taseko Spending on HDI Services in 2016

In 2016, Taseko incurred total costs of approximately $1.4 million in transactions with HDSI. Of these, approximately $643,000 related to legal, tax, compliance, exploration, business development, corporate financial and human resources services, approximately $517,000 related to reimbursements of office rent costs and other cost recoveries, and approximately $280,000 related to compensation paid for Taseko directors, who are also directors of HDSI. For additional information refer to Note 25(c) of the Company’s annual financial statements for information on these transactions.

Taseko’s spending on HDI services for the last four years is also summarized in the table below.

Taseko Spending on HDI Services from 2013-2016

Category	2013 ($,000s)	2014 ($,000s)	2015 ($,000s)	2016 ($,000s)
Service Fees(1)
Geology, site services, logistics	582	523	2	3
Resource modeling, database, engineering, environmental	191	290	21	81
Legal, tax and compliance	209	252	258	301
Stakeholder communications	23	37	2	1
Business Development, Corporate Finance(2)	375	425	127	98
Human resources, administration	115	145	162	159
Totals	1,495	1,672	572	643

Notes:
(1)

Two amounts paid to HDI have been excluded – Chairman/Director fees (for Ronald W. Thiessen and Robert A. Dickinson) and office rent and other cost recoveries – as those amounts were paid to HDI to be administered by it for the recipients (that is the amounts only flow through HDI to the named recipients and the landlord). For full details of the executive and director compensation amounts paid see “Statement of Executive Compensation” and “Director Compensation” below. The aggregate shared head office rent and other cost recoveries over 2013 to 2016 was $2,259,000 (or an average of approximately $564,750 per year).

(2)	Technical due diligence associated with identifying acquisition targets – reserves / metallurgy / infrastructure / political risk.

Taseko’s Average Spending on HDI Services as a Percentage of Total Taseko Expenditures (2013-2016)

To put these expenses in context, the services provided by HDI from 2013 to 2016 only amounted to approximately 0.3% of Taseko’s total expenditures, as shown in the table and pie chart below:

	2013	2014	2015	2016	Average
Taseko’s spending on HDI services for the four years from 2013-2016 as a percentage of Taseko’s total expenditures	0.4%	0.4%	0.2%	0.2%	0.3%

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. Some technical and administrative services are performed by HDSI as disclosed above.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder approval which are described in detail above, namely, the election of directors and appointment of the auditors for the ensuing year, the Company is seeking Shareholder approval for the below matters.

Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation. The purpose of the Say on Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board’s compensation decisions. For additional information regarding the Company’s approach to executive compensation, Shareholders should review the section “Statement of Executive Compensation” in this Information Circular. A full copy of the Company’s Say on Pay Policy is included in Appendix 11 to the Governance Manual, and is available on the Company’s website at www.tasekomines.com.

Although an annual vote by shareholders on our compensation practices is not mandatory in Canada, we believe it is an essential part of good governance and enhances shareholder engagement by giving the shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. While Shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decision and is not relieved of its responsibilities. Because the Say on Pay resolution is an advisory vote, the results are non-binding; however, the Board and Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions.

The Board recognizes that Say on Pay is an evolving area in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

The Company’s executive compensation policies and programs are based on the principle of ‘pay for performance’ to align the interests of the Company’s executive officers with those of the Company’s shareholders. Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the “Say on Pay Advisory Resolution”) in substantially the following form:

“BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the Board’s approach to executive compensation delivered in advance of the 2017 annual meeting of shareholders.”

To pass, the Say on Pay Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution.

The management proxyholders intend to vote FOR the Say on Pay Advisory Resolution, except in relation to Common Shares held by a Shareholder who instruct otherwise.

In the event that a significant number of Shareholders oppose the Say on Pay Advisory Resolution, the Board will consult with its shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to compensation in the context of those concerns.

Shareholders who have voted against the Say on Pay Advisory Resolution are also encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the significant comments relating to compensation received from Shareholders in the engagement process and an explanation of the changes to the compensation plans made or to be made by the Board or why no changes will be made.

Advisory Resolution on the Company’s Approach to Related Service Providers (Say on Services)

The Board believes that Shareholders should have an advisory vote in connection with fees paid (“HDI Fees”) for services provided to the Company over the previous year by HDI and certain related service providers (“HDI Service Providers”) under any services agreement or equivalent (the “Services Agreement”). For purposes of this vote, HDI Service Providers includes HDI, and any director, officer, employee or affiliate of HDI, including HDSI, but excludes, to avoid double counting, any person whose remuneration is otherwise disclosed to shareholders as required under securities law policies relating to executive compensation. For additional information regarding fees paid to HDI Service Providers, Shareholders should review the section “Interest of Informed Persons in Material Transactions” in this Information Circular. A full copy of the Company’s Say on Services Policy is included in Appendix 11 to the Governance Manual, and is available on the Company’s website at www.tasekomines.com.

While Shareholders will provide their collective advisory vote, the Board remains fully responsible for its decisions with respect to HDI Fees and is not relieved of its responsibilities. Because the Say on Services resolution is an advisory vote, the results are non-binding; however, the Board will take the results of the vote into account when considering future Services Agreements and future HDI Fees.

The Board recognizes that Say on Services is an evolving area in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the “Say on Services Advisory Resolution”) in substantially the following form:

“BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the HDI Fees as disclosed in the Company’s information circular delivered in advance of the 2017 annual meeting of shareholders.”

To pass, the Say on Services Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution.

The management proxyholders intend to vote FOR the Say on Pay Advisory Resolution, except in relation to Common Shares held by a Shareholder who instruct otherwise.

In the event that a significant number of Shareholders oppose the Say on Services Advisory Resolution, the Board will consult with its shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to HDI Fees in the context of those concerns, and in addition the Services Agreement will be referred to an independent committee of the Board for amendment or cancellation, as determined in the independent committee’s sole discretion to be in the best interests of the Company.

Shareholders who have voted against the Say on Services Advisory Resolution are also encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the significant comments relating to the HDI Fees received from Shareholders in the engagement process and an explanation of the changes to the HDI Fees or the Services Agreement(s) made or to be made by the Board or why no changes will be made.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form and in the audited financial statements for the year ended December 31, 2015, the auditor’s report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, Share Option Plan, Performance Share Unit Plan and the Shareholder Rights Plan and additional information may be obtained from www.sedar.com and upon request from the Company at telephone number (778) 373-4533 or fax number (778) 373-4534.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, April 28, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Russell E. Hallbauer”

Russell E. Hallbauer
President and Chief Executive Officer

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North America Toll Free
1-877-452-7184

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